

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Brian Uhlmer
Chief Financial Officer
ProFrac Holding Corp.
333 Shops Boulevard, Suite 301
Willow Park, Texas 76087

> **Re: ProFrac Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 9, 2021**
> **CIK No. 0001881487**

Dear Mr. Uhlmer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary
Overview, page 2

1. You disclose that you are the largest private provider for hydraulic fracturing services in North America by hydraulic horsepower ("HHP"), with an aggregate installed capacity of over 1.0 million HHP across 20 conventional fleets, of which, as of June 30, 2021, 13 were active. Please disclose the capacity by HHP of your active fleets, and also provide support for your statement that you are the largest private provider of hydraulic fracturing services in North America or characterize this as your belief and provide the basis for this belief.

2. You disclose that your conventional fleets are among the most emissions-friendly and capable in the industry. Please provide support for this statement, or otherwise clarify the statement as a belief and provide your basis for this belief.

3. You disclose that you have three electric-powered fleets under construction and that the first of these fleets has been contracted with a customer for a one-year term. Please discuss if you are committing capital to build the other two electric-powered fleets without customer contract(s), and discuss broadly if you intend to build hydraulic fracturing fleets primarily under contract or under what criteria you otherwise determine to build new fleets.

Competitive strengths, page 9

4. You disclose that your fleets equipped with Clean Fleet technology are expected to reduce the carbon emission footprint of your operations by up to 33% per fleet relative to conventional diesel frac equipment according to USWS. Please revise to clarify how your fleets are expected to reduce the carbon emission footprint of your operations by this amount. In addition, please provide support for this statement, and disclose any material assumptions. If you are attributing the carbon reduction figures from USWS reports, please provide your analysis of whether Rule 436 requires that you file the consent of USWS with regard to this disclosure. See also Securities Act Rules Compliance and Disclosure Interpretations 233.02.

Business Strategies
Commitment to returns-driven, environmentally-advantaged investments..., page 11

5. You disclose your belief that your ESCs eliminate roughly 90% of idle hours and result in a reduction of carbon dioxide emissions by up to 24% compared to standard operations in which engines generally run continuously during a frac job. Please explain whether the reduction in carbon dioxide emissions is based on your own provision of hydraulic fracturing services or otherwise explain the basis for these figures.

Summary Historical Consolidated and Combined Financial Data
Non-GAAP Financial Measures, page 25

6. We note that you calculate free cash flow as adjusted EBITDA less net capital expenditures. This appears to be inconsistent with the definition per question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. Please revise to relabel this measure or revise its computation to more accurately reflect its definition.

7. We note that the reconciliation of your non-GAAP financial measures, free cash flow and adjusted EBITDA, starts with a non-GAAP financial measure, free cash flow. Please revise the reconciliation to start with the most directly comparable financial measure calculated in accordance with GAAP. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Risk Factors
In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits..., page 54

8.   We note your disclosure that if you experience a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at your election or as a result of your breach), ProFrac Holding Corp.'s obligations under the Tax Receivable Agreement would accelerate and ProFrac Holding Corp. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement and such payment is expected to be substantial. We also note that you intend to disclose the estimated termination payments if the Tax Receivable Agreement was terminated immediately after this offering. Please revise to also disclose the amount that would become due under the Tax Receivable Agreement if you experience a change of control under present circumstances, if estimable.

Use of Proceeds, page 60

9.   You disclose that you intend to contribute all of the net proceeds of this offering to ProFrac LLC in exchange for ProFrac LLC Units, and that ProFrac LLC will use the net proceeds contributed to it for general corporate purposes, including for the repayment of debt and to fund growth capital expenditures. If one of the principal purposes of the offering is to repay debt, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. If the other principal purpose is for growth capital expenditures, please provide a brief outline of any program of construction or addition of equipment. Alternatively, if there is no current specific plan for the proceeds, or a significant portion thereof, please state as such and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Factors affecting the comparability of our financial results
Contribution of publicly traded portfolio securities, page 73

10.   We note your disclosure that in connection with this offering, the Wilks are expected to transfer a portfolio of equity and convertible debt securities of various oilfield services companies to ProFrac LLC. We note also your risk factor on page 57 which discloses your risk of inadvertently being deemed an investment company. In this regard, please discuss whether owning publicly traded securities of other oilfield services companies will be a material part of your business after this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 77

11.   We note from your disclosure on page 54 that you expect the payments under the Tax
        Receivable Agreement will be substantial. Please revise your liquidity disclosure to
        address the Tax Receivable Agreement, including estimated annual payments and how
        you intend to fund the required payments under the agreement. Please also disclose the
        likely impact on your liquidity from any known trends, events or uncertainties related to
        the Tax Receivable Agreement payments.

Business
Properties
Our Reserves, page 104

12.   Please report your annual production and sales of frac sand. See Instruction 3 to Item 102
        of Regulation S-K.

13.   We note your statement, your sand reserves had an implied average reserve life of 45
        years as of December 31, 2020, assuming production at the current rated capacity of 3.0
        million tons of frac sand per year. Please revise this statement as it appears your implied
        mine life is based on your annual production.

14.   With regard to the proven and probable reserves associated with your mining property, we
        will need to review the technical reports and other information that establishes the legal,
        technical, and economic feasibility of your materials designated as reserves, as outlined in
        paragraph (c) of Industry Guide 7. These documents should be formatted as Adobe PDF
        files. Also, please provide the name and phone number for a technical person whom our
        engineer may call, if they have technical questions about your reserves.

        Please contact our Mining Engineer, George K. Schuler, at (202) 551-3718 to arrange for
        the submission of the information outlined above.

Management, page 114

15.   Please disclose the nature of any family relationship between any director or executive
        officer. See Item 401(d) of Regulation S-K. Please also disclose any family relationship
        between your directors or executive officers and your controlling shareholders Dan and
        Farris Wilk.

Executive Compensation, page 117

16.   We note that footnote 2 to the 2020 summary compensation table refers to amounts in the
        "Option awards" column relating to the aggregate grant date fair value of incentive units.
        However, there are no amounts disclosed in the "Option awards" column. Please revise or
        advise.

Notes to the Consolidated and Combined Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

17.   You disclose that the price of your stimulation services typically includes an equipment charge and product charges for proppant, chemicals, and other products consumed while providing your service. Revise to disclose how you allocate the transaction price to performance obligations. Additionally, disclose your significant payment terms. Refer to ASC 606-10-50-12(b), 50-17 and 50-20.

18.   We note your cross reference to Segment Information for disaggregated revenue disclosures. Please tell us what consideration was given to also separately disclosing product revenue and service revenue by segment, as well as similar disclosures on 'point-in-time' versus 'over time' revenues. Tell us how you considered the guidance in ASC 606-10-50-5 through 7 and ASC 606-10-55-89 through 91 in reaching your conclusion.

Note 8 - Segment Information, page F-21

19.   We note your disclosure of various factors that you used to identify your segments. Provide us with additional information and tell us how you considered disclosing the basis of your internal structure, how you are organized, whether operating segments have been aggregated and the types of products and services from which you derive your revenues. Refer to ASC 280-10-50-21.

ProFrac Holding Corp. Pro Forma Financial Statements, page F-29

20.   Please include a discussion of the impact of the Tax Receivable Agreement in your pro forma financial statements. If you do not intend to include pro forma adjustments related to the Tax Receivable Agreement, please disclose why not.

General

21.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael S. Telle